Thursday, 27 November 2014

National Grid plc (National Grid)

Scrip Dividend for 2014/15 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 21 November 2014, the dividend record date.  A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2014/15 interim dividend is 937.40 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2014/15 interim dividend is US$73.6750.  This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The terms and conditions of the scrip dividend are available on the Company’s website at www.nationalgrid.com in the Investors section, under Dividends or from Capita Asset Services (0871 402 3344, nationalgrid@capita.co.uk).

2014/15 interim dividend timetable:

7 November 2014	2014/15 half year results and interim dividend amount declared – 14.71 pence per ordinary share;$1.1718 per ADR*
20 November 2014	Ordinary shares and ADRs go ex-dividend
21 November 2014	Record date
27 November 2014	Scrip dividend reference price announced
5 December 2014	Scrip dividend election date
7 January 2015	Dividend payment date

 * The figure shown is gross of a $0.01 per ADR dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2014/15 interim dividend.  This fee does not apply to ADRs received through the scrip dividend.

Contact: D Whincup, Company Secretarial Assistant
0207 004 3209